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                             June 27, 2024

       Marc Forth
       Chief Executive Officer
       AEON Biopharma, Inc.
       5 Park Plaza, Suite 1750
       Irvine, CA 92614

                                                        Re: AEON Biopharma,
Inc.
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended December 31, 2023
                                                            File No. 1-40021

       Dear Marc Forth:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023

       Explanatory Note
       Clawback Policy Considerations, page 1

   1. We note that in 2023 your executive officers received bonuses based on the achievement of key performance
indicators as determined by your board of directors. We also note the statement that you
performed a recovery analysis and determined there was no incentive-
                                                        based compensation tied
to financial performance for any of our executive officers during the relevant recovery
period. Please briefly explain to us why application of the recovery policy resulted in this
conclusion. See Item 402(w)(2) of Regulation S-K.
   2. It appears that you have not provided your disclosure about your recovery analysis in an
                                                        Interactive Data File
in accordance with Rule 405 of Regulation S-T and the EDGAR
                                                        Filer Manual. In future
filings where you conduct a recovery analysis, please also include the interactive data.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Marc Forth
AEON Biopharma, Inc.
June 27, 2024
Page 2

absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameMarc Forth                            Sincerely,
Comapany NameAEON Biopharma, Inc.
                                                        Division of Corporation
Finance
June 27, 2024 Page 2                                    Office of Life Sciences
FirstName LastName